UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FISCHER IMAGING CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                    337719108
                                 (CUSIP Number)

                       COMVEST INVESTMENT PARTNERS II LLC
                      ONE NORTH CLEMATIS STREET, SUITE 300
                         WEST PALM BEACH, FLORIDA 33401
                                 (561) 868-6074

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                               Alan I. Annex, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166

                                 MARCH 30, 2005

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                 (Page 1 of 12)

--------------------------------------------------------------------------------
CUSIP No. 337719108               SCHEDULE 13D                Page 2 of 12 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
    COMVEST INVESTMENT PARTNERS II LLC (01-0784781)
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP*
                                                 (a)  [ ]
                                                 (b)  [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    DELAWARE
--------------------------------------------------------------------------------
                               7.  SOLE VOTING POWER
          NUMBER OF
           SHARES              -------------------------------------------------
        BENEFICIALLY           8.  SHARED VOTING POWER
          OWNED BY                 2,000,000
            EACH               -------------------------------------------------
          REPORTING            9.  SOLE DISPOSITIVE POWER
           PERSON
            WITH               -------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   2,000,000
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,000,000
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    17.5%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    OO

--------------------------------------------------------------------------------
CUSIP No. 337719108               SCHEDULE 13D                Page 3 of 12 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
    COMVEST INVESTMENT PARTNERS, LLC (01-6228703)
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP*
                                                 (a)  [ ]
                                                 (b)  [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    AF
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    DELAWARE
--------------------------------------------------------------------------------
                               7.  SOLE VOTING POWER
          NUMBER OF
           SHARES              -------------------------------------------------
        BENEFICIALLY           8.  SHARED VOTING POWER
          OWNED BY                 2,000,000
            EACH               -------------------------------------------------
          REPORTING            9.  SOLE DISPOSITIVE POWER
           PERSON
            WITH               -------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   2,000,000
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,000,000
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    17.5%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    OO

--------------------------------------------------------------------------------
CUSIP No. 337719108               SCHEDULE 13D                Page 4 of 12 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
    COMMONWEALTH ASSOCIATES GROUP HOLDINGS, LLC (01-0622406)
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP*
                                                 (a)  [ ]
                                                 (b)  [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    AF
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    DELAWARE
--------------------------------------------------------------------------------
                               7.  SOLE VOTING POWER
          NUMBER OF
           SHARES              -------------------------------------------------
        BENEFICIALLY           8.  SHARED VOTING POWER
          OWNED BY                 2,000,000
            EACH               -------------------------------------------------
          REPORTING            9.  SOLE DISPOSITIVE POWER
           PERSON
            WITH               -------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   2,000,000
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,000,000
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    17.5%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    OO

--------------------------------------------------------------------------------
CUSIP No. 337719108               SCHEDULE 13D                Page 5 of 12 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
    MICHAEL S. FALK
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP*
                                                 (a)  [ ]
                                                 (b)  [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    AF
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    USA
--------------------------------------------------------------------------------
                               7.  SOLE VOTING POWER
          NUMBER OF
           SHARES              -------------------------------------------------
        BENEFICIALLY           8.  SHARED VOTING POWER
          OWNED BY                 2,000,000
            EACH               -------------------------------------------------
          REPORTING            9.  SOLE DISPOSITIVE POWER
           PERSON
            WITH               -------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   2,000,000
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,000,000
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    17.5%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IN

--------------------------------------------------------------------------------
CUSIP No. 337719108               SCHEDULE 13D                Page 6 of 12 Pages
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
    ROBERT L. PRIDDY
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP*
                                                 (a)  [ ]
                                                 (b)  [ ]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    AF
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    USA
--------------------------------------------------------------------------------
                               7.  SOLE VOTING POWER
          NUMBER OF
           SHARES              -------------------------------------------------
        BENEFICIALLY           8.  SHARED VOTING POWER
          OWNED BY                 2,000,000
            EACH               -------------------------------------------------
          REPORTING            9.  SOLE DISPOSITIVE POWER
           PERSON
            WITH               -------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   2,000,000
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,000,000
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    17.5%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IN

ITEM 1. SECURITY AND ISSUER.

         This Statement relates to presently exercisable warrants to purchase shares (the "Shares") of the Common Stock, par value $0.01 per share (the "Common Stock"), of Fischer Imaging Corporation, a Delaware corporation (the "Issuer") acquired by the Reporting Person on March 30, 2005. The principal executive offices of the Issuer are located at 12300 North Grant Street, Denver Colorado 80241.

ITEM 2. IDENTITY AND BACKGROUND.

         The name of the Reporting Person is ComVest Investment Partners II LLC, a Delaware limited liability company ("ComVest"). ComVest is a private investment company. The managing member of ComVest is ComVest II Partners LLC, a Delaware limited liability company ("ComVest II Partners"), the managing member of which is Commonwealth Associates Group Holdings, LLC, a Delaware limited liability company ("CAGH"). Michael Falk ("Falk") is the Chairman and principal member of CAGH. Falk and Robert Priddy ("Priddy") are members of ComVest II Partners. Falk and Priddy are citizens of the United States of America.

         The business address for ComVest and the other individuals described in this Item 2 is One North Clematis Street, Suite 300, West Palm Beach, Florida 33401.

         During the last five years, neither ComVest nor any other person enumerated in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On February 22, 2005, Issuer and ComVest signed a Note and Warrant Purchase Agreement, as amended by Amendment No. 1 to Note and Warrant Purchase Agreement (the "Amendment") dated as of March 29, 2005 (together, the "Purchase Agreement") and consummated the transactions contemplated thereby. Pursuant to the terms and conditions set forth in the Purchase Agreement, ComVest (i) provided to Issuer a senior secured promissory note in the principal amount of $5,000,000 (the "Initial Note") and (ii) committed to purchase an additional senior secured promissory notes up to an aggregate, subject to certain conditions principal amount of $5,000,000 (together with the Initial Note, the "Notes"). The Issuer also granted to ComVest a warrant to purchase 2,000,000 shares of Common Stock at $4.25 (the "Warrant Shares"). Such warrant was not exercisable for six months from the date of issuance. In addition, ComVest and the Issuer entered into a Registration Rights Agreement on February 22, 2005 (the "Registration Rights Agreement").

         In connection with the Amendment (i) ComVest purchased an additional Note from Issuer in the principal amount of $2,000,000 from the original commitment and (ii) Issuer issued to ComVest, as a replacement of the original warrant, an amended and restated warrant (the "Warrant") to purchase 2,000,000 Warrant Shares with an exercise price of $4.25 per share. Such Warrant is exercisable by ComVest on the first to occur of (1) an event which results in the change of control of the Issuer, (ii) the entering into by the Issuer of an agreement to engage in any transaction that would result in a change of control of the Issuer, (iii) the delivery by ComVest to the Issuer of a written agreement pursuant to which ComVest agrees not to resell any of the Warrant Shares to the public prior to August 23, 2005 and (iv) August 23, 2005.

         ComVest, pursuant to the Purchase Agreement, has the right to nominate one (1) director to the Issuer's Board of Directors until such time as (i) the Notes shall have been paid off in full and (ii) either (A) all of the Warrant Shares shall have been registered for resale by ComVest pursuant to either
Section 2 or Section 3 of the Registration Rights Agreement and shall be freely sellable by ComVest or (B) the Registration Rights Agreement shall have been terminated. The ComVest Director shall be entitled to participate in all compensation plans available to non-management directors and shall be covered by any director insurance provided by the Issuer to the other directors. The Issuer will cause the Class II slate of Directors presented to the stockholders of the Issuer for election to the Board of Directors to include the ComVest Director and the Issuer shall recommend that the stockholders of the Issuer vote their shares in favor of the election of the ComVest Director. If the stockholders of the Issuer shall fail to elect the ComVest Director to the Board of Directors, then the Board of Directors shall immediately increase the

                               Page 7 of 12 Pages
number of Directors of the Issuer by one (1) and elect the ComVest Director to the Board of Directors of the Issuer.

         In addition, ComVest shall have the right to appoint one (1) individual as a nonvoting and nonparticipating observer representative (the "ComVest Observer") at all meetings of the Board of Directors and committees thereto. The Issuer shall provide the ComVest Observer, concurrently with the members of the Board of Directors, and in the same manner, copies of all notices, minutes, consents, materials and other information provided to or to which the Issuer's directors have access; provided however, that the ComVest Observer shall agree to hold in confidence any non-public confidential information so provided; and provided further, that the Issuer shall have the right to request that the ComVest Observer not participate in any portion of any Board of Directors meeting in which the Board of Directors determines that (a) the ComVest Observer's presence would threaten the Issuer's ability to claim attorney-client privilege with respect to the matters being discussed, (b) the subject matter to be discussed by the Board of Directors involves an actual conflict of interest between the Issuer and the ComVest Observer, as reasonably determined in good faith by the Board of Directors, or (c) the ComVest Observer's presence would cause the Issuer to breach confidentiality provisions to which the Issuer is bound. Meetings to be held by telephone conference and actions to be taken by written consent shall not be prohibited, provided that the ComVest Observer shall be given notice of such meeting or a copy of each written consent at the same time as provided to the Issuer's directors. The ComVest Observer shall receive no compensation, except that the Issuer will reimburse out-of-pocket expenses of the ComVest Observer in the same manner as the directors of the Issuer.

         ITEM 4.  PURPOSE OF TRANSACTION.

         ComVest acquired the Warrant for investment purposes and not with the view to sell in connection with any distribution thereof. Except in the ordinary course of business or as set forth below, the Reporting Person has no present intention or plans or proposals which relate to or could result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         Subsequent to the closing of the transactions with ComVest, Larry E. Lenig Jr. was elected to the Issuer's board. Mr. Lenig had been designated by ComVest.

         The information provided in Item 3 is incorporated by reference herein.

         Notwithstanding anything to the contrary contained herein, the Reporting Person reserves the right, depending on all relevant factors, to change its intention with respect to any and all of the matters referred to above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) ComVest has received a Warrant to purchase 2,000,000 shares of Common Stock exercisable at $4.25 per share, representing 17.5% of the Issuer's outstanding Common Stock.

                               Page 8 of 12 Pages

         Falk and Priddy, by virtue of their status as managing members of ComVest II Partners (the managing member of ComVest) and as the principal members of ComVest and ComVest II Partners, may be deemed to have indirect beneficial ownership of the Shares owned by ComVest. However, Falk and Priddy disclaim any beneficial ownership of such Shares.

         (b) Falk and Priddy, by virtue of their status as managing members of ComVest II Partners (the managing member of ComVest) and as the principal members of ComVest and ComVest II Partners, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by ComVest.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as set forth above or as listed in Item 7 below, neither ComVest nor any other person named in Item 2 above has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement, as required by Rule 13d- 1 under the Securities exchange Act of 1934.

2. Note and Warrant Purchase Agreement, dated as of February 22, 2005, by and between Fischer Imaging Corporation and ComVest Investment Partners II LLC.

3. Amendment No. 1 to Note and Warrant Purchase Agreement, dated as of March 29, 2005, by and between Fischer Imaging Corporation and ComVest Investment Partners II LLC.

4.       Senior Secured Note in the principal amount of $5,000,000.

5.       Senior Secured Note in principal amount of $2,000,000.

6.       Amended and Restated Warrant, dated as of February 22, 2005.

7.       Registration Rights Agreement.

8.       Security Agreement.

                               Page 9 of 12 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2005           COMVEST INVESTMENT PARTNERS II LLC

                                By: ComVest II Partners, LLC, its managing
                                    member

                                    By: /s/Michael S. Falk
                                        ----------------------------------------
                                        Name:  Michael S. Falk
                                        Title: Managing Member

Dated:  April 11, 2005          COMVEST II PARTNERS, LLC

                                    By: /s/Michael S. Falk
                                        ------------------------------------
                                        Name:  Michael S. Falk
                                        Title: Managing Member

Dated:  April 11, 2005          COMMONWEALTH ASSOCIATES GROUP HOLDINGS, LLC

                                By: /s/Michael S. Falk
                                    --------------------------------------------
                                    Name:  Michael S. Falk
                                    Title: Chairman and Managing Member

                                    /s/Michael S. Falk
Dated:  April 11, 2005              --------------------------------------------
                                    Michael S. Falk, Individually

                                    /s/Robert L. Priddy
Dated:  April 11, 2005              --------------------------------------------
                                    Robert L. Priddy, Individually


                               Page 10 of 12 Pages

                                  EXHIBIT INDEX

1. Joint Filing Agreement, as required by Rule 13d- 1 under the Securities exchange Act of 1934.

2. Note and Warrant Purchase Agreement, dated as of February 22, 2005, by and between Fischer Imaging Corporation and ComVest Investment Partners II LLC.

3. Amendment No. 1 to Note and Warrant Purchase Agreement, dated as of March 29, 2005, by and between Fischer Imaging Corporation and ComVest Investment Partners II LLC.

4.       Senior Secured Note in the principal amount of $5,000,000.

5.       Senior Secured Note in principal amount of $2,000,000.

6.       Amended and Restated Warrant, dated as of February 22, 2005.

7.       Registration Rights Agreement.

8.       Security Agreement.

                               Page 11 of 12 Pages